[KEYW Letterhead]

March 30, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F. Street NE, Mail Stop 4561
Washington, DC 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:    THE KEYW Holding Corporation
Form 10-K for Fiscal year Ended December 31, 2014, Filed March 9, 2015
Form 10-Q for Quarterly Period Ended September 30, 2015, Filed November 9, 2015
File No. 001-34891
Dear Mr. Krikorian:

This letter is The KEYW Holding Corporation's (the “Company”), response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, dated February 11, 2016 to William J. Weber, with respect to the above-referenced Form 10-K and Form 10-Q. In response to your letter, set forth below are the Staff’s comments in bold italics which are followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 15. Segment Information, page F-25

1.
We note your proposed disclosure in response to prior comment 7. We further note that you previously reported goodwill by segment within your segment information footnote. It does not appear that this goodwill information is provided in your proposed disclosure to be included in future filings. Please clarify if this information will be included. Refer to FASB ASC 350-20-50-1.

We have disclosed goodwill by segment on page F-13 in our most recent Form 10-K as filed with the Commission on March 15, 2016. We have reproduced these disclosures below for ease of reference:

A summary of the carrying amount of goodwill attributable to each segment, as well as the changes in such amounts, is as follows (in thousands):

	Government Solutions	Commercial Cyber Solutions	Consolidated
Goodwill as of December 31, 2014	$280,517	$15,467	$295,984
Acquisition	16,706	—	16,706
Impairment charges	—	(8,000)	(8,000)
Goodwill as of December 31, 2015	$297,223	$7,467	$304,690

Form 10-Q for the quarterly period ended September 30, 2015
Note 1. Summary of Significant Accounting Policies
Goodwill, page 9

2.	We have reviewed your response to prior comment 8. Please address the following items:

Summary of key developments with respect to the goodwill carried at the Company’s CCS reporting unit for consideration by the Staff in connection with the Company’s responses to the subsequent bullet points that follow:

As can be observed in the Company’s Form 10-K for the fiscal year ended December 31, 2015, the Company recognized an $8 million goodwill impairment charge as of December 31, 2015, based upon an interim goodwill impairment test performed as of such date. The entire amount of this goodwill impairment charge related to the goodwill balance carried at the Company’s Commercial Cyber Solutions (“CCS”) reporting unit. As management believes that this goodwill impairment charge may partially negate the relevancy of certain of the Staff’s questions posed in the SEC comment letter dated February 11, 2016, the Company has elected to provide the Staff with additional details regarding the goodwill impairment charge, and the factors that contributed thereto, prior to addressing the specific questions posed in the aforementioned SEC comment letter.
As subsequently discussed in this response letter, the Company performed its annual goodwill impairment test with respect to each of its reporting units as of October 1, 2015, and management determined that goodwill was not impaired at either reporting unit as of such date. Although the Company’s Step 1 goodwill impairment analysis performed as of October 1, 2015 indicated that the fair value of each reporting unit exceeded its respective carrying value as of such date, the results of that test did not eliminate management’s obligation to assess whether any events and/or circumstances occurred during the reporting period that would require the Company to perform an interim period impairment test. Based upon the Company’s decision to explore strategic initiatives with respect to the CCS reporting unit, as discussed in both the Company’s earnings release and Form 10-K for the year ended December 31, 2015, management assessed whether a triggering event had occurred, which would require the Company to perform an interim goodwill impairment test pursuant to the guidance provided in ASC paragraph 350-20-35-3C.
It is important to point out that effective October 1, 2015, the Company welcomed a new Chief Executive Officer and one of the initial actions with the change in leadership was to assess the strategic direction of the Company. One of those items under consideration was the direction of the CCS reporting unit. Management concluded that the strategic initiatives that the Company commenced with respect to the CCS reporting unit during the fourth quarter of fiscal year 2015 - including the Company’s decision to explore the possibility of minority investments into this segment, the sale of the entire segment or the possibility of altering the level of investment going forward - represented events and circumstances that required further analysis in accordance with guidance in ASC paragraph 350-10-35-3C. Management further concluded that the preliminary results of its exploratory search for and assessment/evaluation of potential buyers of the CCS reporting unit indicated that the reporting unit, whether sold as a whole or in separate components, would more likely than not sell below its carrying value at December 31, 2015. As management believes that the parties interested in purchasing the CCS reporting unit represent market participants, management has deemed the preliminary results of its exploratory search to be an indicator that (1) current market participant assumptions regarding the outlook for the business as of December 31, 2015 were now less optimistic and (2) the reporting unit’s fair value at December 31, 2015 was more likely than not less than its carrying value as of such date. Furthermore, based upon a preliminary review of the CCS reporting unit’s results for the fourth quarter of fiscal year 2015, management noted that while the Company’s most recent revenue growth projections for the quarter were met, the driver of the fourth quarter growth was not the Hawkeye G product, which management’s prior assumptions concluded would be the driver of long-term growth for the reporting unit. Based upon the facts and observations described above, including the Company’s revised market participant assumptions regarding future growth, management determined that an interim period goodwill impairment test should be performed as of December 31, 2015.

Determination of the goodwill impairment charge to be recognized as of December 31, 2015:
As noted above, management determined that the Company should perform an interim goodwill impairment test related to the goodwill balance carried at the CCS reporting unit as of December 31, 2015, based upon management’s observations of potential market participant valuations of the Company in connection with the strategic initiatives that the Company commenced and pursued with respect to the CCS reporting unit during the fourth quarter of fiscal year 2015 and the first quarter of fiscal year 2016. However, management also notes that due to the timing of when it was determined that the goodwill carried at the CCS reporting unit is likely to be impaired, the Company was unable to complete Step 2 of its goodwill impairment test prior to the issuance of its financial statements for the fiscal year ended December 31, 2015. ASC paragraphs 350-20-35-18 and 35-19 provide the following guidance related to accounting for goodwill impairment when an impairment loss is deemed probable as of the balance sheet date of the reporting period, but the second step of the goodwill impairment test is not complete before the financial statements are issued:
35-18 If the second step of the goodwill impairment test is not complete before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements (see Subtopic 450-10).
35-19 Paragraph 350-20-50-2(c) requires disclosure of the fact that the measurement of the impairment loss is an estimate. Any adjustment to that estimated loss based on the completion of the measurement of the impairment loss shall be recognized in the subsequent reporting period.
Based upon (1) the accounting guidance above and (2) management’s conclusion that a goodwill impairment loss is probable and can be reasonably estimated, management concluded that the Company should record a goodwill impairment loss as of December 31, 2015 based upon the Company’s best estimate of the impairment loss ultimately expected to be recognized. Management intends to subsequently complete Step 2 of the goodwill impairment analysis performed as of December 31, 2015 during the first quarter of fiscal year 2016 and will recognize any additional goodwill impairment charge that may result from the completion of the Step 2 impairment test during such quarter.
Based upon the Company’s preliminary estimates of the fair value of the CCS reporting unit’s assets and liabilities as of December 31, 2015, management has determined that the Company should recognize an estimated goodwill impairment charge of approximately $8.0 million during the quarterly period ended December 31, 2015. As previously mentioned, the Company plans to finalize its Step 2 goodwill impairment analysis and recognize an additional goodwill impairment charge, if necessary, during the first quarter of 2016.
Notwithstanding the goodwill impairment charge recognized with respect to the CCS reporting unit on December 31, 2015, management is also providing detailed responses related to each of the Staff’s comments included in the February 11, 2016 SEC comment letter, in order to be fully responsive to the questions asked therein.

•
Please reconcile the difference between the fair value determination of your two reportable units as of your 2014 annual goodwill impairment assessment to your current market capitalization and explain any large deviations.

Reconciliation of the combined fair values of our two reporting units and our market capitalization as of October 1, 2015:
The Company acknowledges the February 11, 2016 request to reconcile between the fair value of the Company’s two reportable units as of the 2014 annual goodwill impairment assessment and the Company’s current market capitalization.  The Company performed its most recent annual goodwill impairment test with respect to each of its reporting units as of October 1, 2015. On March 15, 2016, the Company filed its Form 10-K for the fiscal year ended December 31, 2015. On pages 39 and F-13 of our Form 10-K, we reference the performance of our annual goodwill impairment test performed as of the beginning of the fourth quarter (i.e., October 1, 2015). Because the annual goodwill impairment assessment performed as of October 1, 2015 has now been performed and disclosed and is more current than our 2014 annual goodwill impairment test, the Company has reconciled between the 2015 annual goodwill impairment assessment and our market capitalization at the time the test was performed.
Based upon a review of the closing share prices of the Company’s common stock during the 20-day trading period ending on October 1, 2015, the Company concluded that its stock price experienced significant volatility between September 3, 2015 and October 1, 2015, ending at the low price on October 1, 2015. Management notes that the SEC Staff has previously expressed amongst its speeches that the Staff does not necessarily expect a registrant to determine its enterprise market capitalization using a point-in-time market price as of the date of its goodwill impairment assessment. Accordingly, management assessed whether it would be appropriate to consider the Company’s stock price over a reasonable period of time for purposes of estimating the Company’s market capitalization, given the recent volatility in the stock price. Key factors considered in connection with management’s assessment are as follows:

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During the 20-day period ended October 1, 2015, the Company’s common stock (1) closed at $7.98 per share on September 3, 2015, (2) declined to a closing share price of $7.60 as of September 10, 2015, (3) reached a high closing share price of $8.19 per share as of September 15, 2015, and (4) declined continuously after September 15, 2015 to a low closing share price of $5.75 as of October 1, 2015 (i.e., the goodwill impairment testing date). The average closing share price of the Company’s common stock was $7.23 per share during this period.

In order to assess whether the decline in the Company’s stock price between September 15, 2015 and October 1, 2015 was reflective a long-term trend that could be expected to continue - that is, rather than evidence of general volatility in the Company’s stock price - the Company also reviewed the closing share prices of its common stock during the 20-day trading period beginning October 2, 2015 and ending October 29, 2015. During this period, the Company’s common stock (1) closed at $6.38 per share on October 2, 2015, (2) reached a high closing share price of $7.62 on October 16, 2015, and (3) ultimately closed at $7.51 per share on October 29, 2015. The average closing share price of the Company’s common stock was $7.26 per share during this period. Management believes that this upward trend in the Company’s share price immediately subsequent to October 1, 2015 provides evidence that the share price low as of October 1, 2015 was reflective of general volatility, as opposed to a part of a continued downward trend in the Company’s common stock.

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The Company noted that the upward and downward movements in the Company’s stock price over 20-day trading period ending October 1, 2015 closely followed the directional swings of the NASDAQ, S&P 500 and DJI indices over the corresponding period.

Management concluded that the observations above supported its decision to determine the Company’s market capitalization based upon observed share prices over a reasonable period of time. Management further determined that none of the individual closing prices of the Company’s common stock during the 20-day period beginning September 3, 2015 and ending October 1, 2015 represented a best estimate of the fair value of its common stock - that is, relative to the other closing prices during the period. Accordingly, management utilized the Company’s average closing share price of $7.23 over the 20-day trading period ending October 1, 2015 for purposes of estimating the minority market capitalization that the Company would reconcile to the estimated fair value of the consolidated company, as determined based upon the estimates of the fair values for the Company’s two individual reporting units. The Company concluded that use of a common share value of $7.23 for purposes of estimating the Company’s minority market capitalization is further supported by the fact that the average closing price of the Company’s common stock during the 20-day trading period subsequent to October 1, 2015 was $7.26 per share.1

1 While management does not believe that closing share prices for the 20-day trading period subsequent to the goodwill impairment testing date should be included in the estimate of the fair value of the Company’s common shares as of such date, management believes that average closing share price over such period provides additional support for the use of the average closing share price during the 20-day trading period ending October 1, 2015 to estimate the fair value of its common shares as of the goodwill impairment testing date.

Additionally, based upon the following accounting guidance provided at ASC paragraphs 350-20-35-22 and 35-23, the Company determined that it would be appropriate to apply a 30% control premium to the estimated minority market capitalization derived from the trading price(s) of the Company’s common stock:
35-22 The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.
35-23 Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.
The Company concluded on a control premium of 30% based upon implied control premium information derived from the acquisition prices of similar publicly-traded entities and other public market transactions, as reported by Mergerstat.2 Management believes that its observation of the implied control premium indicated by actual market transactions is consistent with the premium (i.e., above the trading price of the Company’s common stock) that a market participant would be willing to pay for a controlling interest in the Company. Utilizing the 20-day average stock price and applying a 30% control premium results in a control market capitalization of the Company in the amount of $374,166.
The combined estimated enterprise values of the GS and CCS reporting units was $448,500 at October 1, 2015. The final step required to reconcile between the control market capitalization determined based upon the trading prices of the Company’s common stock and the combined enterprise values estimated for the Company’s reporting units was to adjust the combined enterprise values of the reporting units for corporate balances that were not allocated to the individual reporting units.
Based upon the guidance provided in ASC paragraph 350-20-35-39, the Company concluded that its cash balance and interest bearing debt did not meet the criteria for assignment to the Company’s reporting units. Accordingly, the Company was required to account for these balances as reconciling items between the combined enterprise value of its reporting units and the estimated market capitalization for KEYW on a consolidated basis.
After taking into consideration these adjustments, the estimated market capitalization of the consolidated company, based on the fair value estimates of the two reporting units, is $345,291, as of October 1, 2015. This appears reasonable when compared to the Company’s market capitalization of $374,166, as determined based upon the trading price(s) of the Company’s common stock.
Based on the estimated values of the two reporting units, management determined that goodwill was not impaired at October 1, 2015 at either reporting unit.  The following disclosures related to the Company’s October 1, 2015 goodwill impairment test and subsequent interim December 31, 2015 goodwill impairment test are provided on page 39 of the Form 10-K for the fiscal year ended December 31, 2015:  ”the estimated fair value of the Government Solutions reporting unit exceeded its carrying value by approximately 8%..Late in the fourth quarter of 2015, management began to evaluate strategic alternatives related to its Commercial Cyber Solutions segment. The Company began exploring the possibility of minority investments into this

2 The Company notes that Mergerstat publishes an annual yearbook, in which they compile statistics on publicly announced mergers, acquisitions and divestitures involving operating entities. Mergerstat has tracked these statistics and published its findings for over 45 years.

segment, the sale of the entire segment or the possibility of altering the level of investment going forward. The Company also implemented cost reductions subsequent to December 31, 2015 in this segment to reduce the funding required to cover operating losses and further committed to a reduced level of internal funding targeted to a range of $5 million to $7 million for 2016. Management believes these activities represented a triggering event and further believes that it is more likely than not that as a result of these activities and information, which came to light subsequent to December 31, 2015, relative to indications from prospective parties that the fair value of the segment had fallen below the carrying value. As such the Company completed a Step 1 analysis of goodwill, which indicated the fair value was lower than the segment’s carrying value. In accordance with ASC 350-20-35-18 management has elected to make an estimate of the goodwill impairment charge as of December 31, 2015, subject to finalizing a Step 2 analysis during the first quarter of 2016. The estimate was based on a number of factors including the estimated fair value of working capital assets, fixed assets, customer relationships, deferred revenue and developed technology as well as relevant market related data. The estimated impairment to goodwill for the Commercial Cyber Solutions segment as of December 31, 2015 is $8.0 million.”

•
Your response indicates that you determined that there were no significant changes in the economic characteristics of your reporting units. Please explain how you made this conclusion given the sustained and increasing losses each quarter in your Commercial Cyber Solutions segment. Refer to FASB ASC 350-20-35-3A through 35-3G.

The CCS segment operates in a market which is experiencing hyper growth known as ‘next generation endpoint’. There are specific, and by no means unexpected, factors contributing to losses for the CCS segment. We view this segment as a start-up technology business, with a period of investment (i.e., a ramp-up period) prior to achieving profitability. In this regard, management has determined that revenue and revenue growth, rather than profitability, are the most relevant quantitative metrics for assessment/evaluation of the CCS segment’s performance during this period of investment. Management further notes that the company has planned losses due to product development, sales and marketing, and general and administrative expenses that will be incurred until the point in time in which broader product acceptance is achieved and its prospective commercial customers convert to customers. The majority of these expenses are controllable, and as a result, profit margins are expected to increase significantly upon increased customer adoption.
As suggested in your comment, we reviewed the guidance in ASC paragraphs 350-20-35-3A through 35-3G. Based upon our review, we concluded that (1) none of the identified triggering events and circumstances were applicable to the CCS reporting unit as of October 1, 2015 or (2) would suggest that there had been a deterioration or significant changes in the economic characteristics of this reporting unit as of October 1, 2015. We have summarized the key factors considered in connection with our October 1, 2015 goodwill impairment tests and our concurrent/related assessments of the triggering events and circumstances outlined in ASC paragraph 350-20-35-3C, as follows:

a.
Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets. - According to [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*]. Accordingly, EDR, which is the market segment in which the Company’s CCS reporting unit operates, is one of the fastest growing areas of security. Management concluded that the overall investment in the EDR market segment supported the Company’s positive outlook and growth expectations for the CCS reporting unit at October 1, 2015.

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development -Management believes that the EDR market is gaining an increasing share of the $3.5 - $4BN that enterprises are spending on traditional endpoint solutions, as evidenced by the amount of investment in the EDR market discussed in bullet point “a” above. Accordingly, at October 1, 2015, management concluded that the penetration of EDR products and services within the cyber security market supported the Company’s positive outlook and growth expectations for the CCS reporting unit.

c.
Cost factors such as increases in raw materials, labor or other costs that have a negative effect on earnings and cash flows - Management notes that due to (1) the Company’s position as a relatively new entrant into the commercial cybersecurity market, (2) the Company’s planned strategic investment in its commercial cybersecurity business, and (3) continuous effort to gain market penetration, specific planned expenses of the CCS reporting unit during 2015 included product development costs, sales and marketing costs, and general and administrative expenses. Losses for this reporting unit increased in 2015 only to the extent that (A) the Company increased its investment in the business and (B) the timing of converting pilot customers to paying customers had shifted slightly, as the Company was committed to developing the best platform for its customers. These factors, including the shift in timing of converting prospects to customers, had an immediate/short-term impact on the segment’s cash flows due to the corresponding delay in the revenue growth for fiscal year 2015. However, even with management’s lower expectations for short-term revenue growth, the Company’s valuation analysis performed as of October 1, 2015 continued to indicate a cushion between the fair value of the CCS reporting unit and the carrying amount of the reporting unit. Furthermore, as discussed in Company’s most recent earnings release furnished in the Form 8-K filed on February 24, 2016, the Company recently implemented initiatives that are expected to reduce costs and the resource consumption of this reporting unit, further evidencing that the Company has the ability to control certain of the costs that the reporting unit has historically incurred.

d.
Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results or relevant prior periods - As discussed in item c above, upon performance of the October 1, 2015 goodwill impairment test, management determined that the timing until the CCS reporting unit reached profitability had been delayed/extended. This delay in reaching profitability can be attributed to the release of a new version of the Company’s product during the first quarter of 2015. However, as of the date of the aforementioned goodwill impairment test, expectations related to the overall magnitude of future positive cash flows had not changed, as the Company had received positive feedback from both its pilot and existing customers who (1) indicated that they considered the Company’s platform to be viable and (2) continued to signal the same level of commitment to the Company’s product. Management further notes that during the third quarter of 2015, the CCS reporting unit secured its first multimillion dollar contract with a U.S. Energy Company and began to recognize revenue from this contract in 2015. The contract is for multiple years of service and, accordingly, CCS will continue to recognize revenue associated with this contract in future years.

e.
Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation - Management notes that as of October 1, 2015, segment management had not changed and no specific events that would have a material impact on the CCS segment’s future operations or performance had occurred or were expected to occur.

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit - Management has concluded that as of the Company’s October 1, 2015 goodwill impairment testing date, the events identified above and/or similar events did not have a material impact on the CCS reporting unit. However, management did further assess whether the factors which led to the recognition of a deferred tax asset valuation allowance in the second quarter of fiscal year 2015 would have more likely than not reduced the fair value of the CCS reporting unit below its carrying value and, thus, required the performance of a goodwill impairment assessment. As discussed in our SEC comment letter response dated January 4, 2016, management considered the negative factors that led to a full deferred tax valuation allowance, as well as positive and mitigating events and circumstances, and management determined that the likelihood that a current fair value determination of the CCS reporting unit would be less than the current carrying amount of the reporting unit was remote. In connection with the assessment of both qualitative and quantitative factors, management reviewed internal and external documentation supporting the business performance. More specifically, management focused on the historical performance of each reporting unit, concentrating on variances between fiscal year 2014 and the six months ended June 30, 2015, 9 months ended September 30, 2015 and full year fiscal 2015. [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*] Finally, management also evaluated the market conditions affecting the Company’s two reporting units and the performance of the Company’s stock price. Based upon observations made with respect to the factors considered above, management concluded that the economic characteristics of its reporting units had not changed as of October 1, 2015 goodwill impairment testing dates.

g.
If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers). - Management notes that the Company’s share price declined between its October 1, 2014 and October 1, 2015 goodwill impairment testing dates. However, management continues to believe that the Company’s market capitalization supports the combined fair values determined for the Company’s two reporting units as October 1, 2015.

Lastly, amongst the numerous factors that were assessed in concluding that the CCS reporting unit had not experienced potential triggering events and changes in circumstances that would suggest that the reporting unit had also experienced significant changes in its economic characteristics, management gave considerable weight to the positive feedback that the Company had received from customers regarding the capabilities of the Company’s platform.
Analysis of events occurring subsequent to the Company’s October 1, 2015 goodwill impairment test:
Although the Company has concluded that there were no significant changes to the economic characteristics of the CCS reporting unit during the period of time leading up to and immediately prior to the Company’s October 1, 2015 annual goodwill impairment testing date, management redirects the Staff’s attention to the Company’s supplemental analysis of the management decisions, events and other potential indicators of goodwill impairment occurring subsequent to the Company’s October 1, 2015 annual goodwill impairment testing date - that is, as provided at the beginning of the Company’s response to Staff comment #2. In this regard, management notes that after giving consideration to additional factors and circumstances that arose after the Company’s fiscal year 2015 goodwill impairment testing date and, in certain cases, subsequent to the completion of the October 1, 2015 goodwill impairment test, the Company determined that the Company should perform an interim goodwill impairment test as of December 31, 2015. The factors that resulted in the December 31, 2015 goodwill impairment test included changes in the Company’s strategy related to the CCS reporting unit, as well as a conclusion that the Company may sell the reporting unit, or a portion of the reporting unit, if it received an acceptable offer from an interested buyer. Management notes that these factors did not impact (1) the Company’s conclusions regarding the economic characteristics of the CCS reporting unit as of October 1, 2015 or (2) the goodwill impairment test performed as of October 1, 2015, as they did not reflect conditions deemed to exist as of the goodwill impairment testing date.

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In light of the continued operating losses in your Commercial Cyber Solutions segment, further explain when you forecasts profitability and provide us with growth expectations for revenue and Adjusted EBITDA for this segment.

According to [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*].
For purposes of the Company’s goodwill impairment analysis performed as of October 1, 2015, the compound average growth rate (CAGR) of the CCS reporting unit’s revenue projections during the period from 2015 to

2025 [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*]:

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The market for EDR solutions - the solution provided by the Company’s CCS reporting unit and a relatively new solution to the overall cyber security market - [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*].

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The reporting unit’s early stage of penetration into the EDR and commercial cyber security market and lower revenue base provide an opportunity for the reporting unit to achieve more significant revenue growth rates during the initial years of the projection period.

[*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*]

As previously noted, the CCS reporting unit released a new version of its Hawkeye G product in the first quarter of 2015. This updated product release was anticipated by the marketplace and, accordingly, many customers postponed their buying decision until after it occurred. As a result, upon performance of the October 1, 2015 goodwill impairment analysis, it was management’s expectation that the timeline for the upward trajectory in sales and earnings had been delayed. As of the October 1, 2015 goodwill impairment analysis, [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*].
Analysis of events occurring subsequent to the Company’s October 1, 2015 goodwill impairment test:
Although the Company concluded that goodwill was not impaired as of October 1, 2015, management redirects the Staff’s attention to the Company’s supplemental analysis of the management decisions, events and other potential indicators of goodwill impairment occurring subsequent to the Company’s October 1, 2015 annual goodwill impairment testing date - that is, as provided at the beginning of the Company’s response to Staff comment #2. In this regard, management notes that after giving consideration to additional factors and circumstances that arose after the Company’s fiscal year 2015 goodwill impairment testing date and, in certain cases, subsequent to the completion of the October 1, 2015 goodwill impairment test, management determined that the Company should perform an interim goodwill impairment test as of December 31, 2015. The factors that resulted in the December 31, 2015 goodwill impairment test included changes in the Company’s strategy related to the CCS reporting unit, as well as a conclusion that the Company may sell the reporting unit, or a portion of the reporting unit, if it received an attractive offer from an interested buyer. Management notes that while these factors did not impact the Company’s revenue and EBITDA projections included in the goodwill impairment analysis performed as of October 1, 2015, they did impact the Company’s goodwill impairment analysis performed as of December 31, 2015. For example, for purposes of the goodwill impairment test performed as of December 31, 2015, management specifically looked to letters of intent signed (or expected to be signed) in March of 2015, which relate to the potential sale of the CCS reporting unit in two components and to two separate buyers, to validate its revised estimate of the fair value of the CCS reporting unit as of the impairment testing date.
Please refer to the Company’s discussion of the December 31, 2015 goodwill impairment analysis for additional information regarding the fiscal year 2015 goodwill impairment charge ultimately recognized with respect to the goodwill balance carried at the CCS reporting unit.

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Please explain in sufficient detail how your projected growth rates for revenue and operating margins in the forecasts for both reporting units compare with your competitors and how you determined that the margins were market participant assumptions. Explain further if the forecasts have changed in light of the losses each period. Explain your processes for reassessing forecasts. Refer to FASB ASC 350-20-35-22 through 35-24.

As suggested in your comment, we reviewed the guidance in ASC paragraphs 350-20-35-22 through 35-24.
With respect to the aforementioned guidance, management notes that quoted market prices (e.g., stock trading prices) are not available with respect to the Company’s individual reporting units. Furthermore, management notes that if market prices of individual equity securities and, accordingly, market capitalizations were available with respect to the Company’s individual reporting units, these measures would not necessarily represent the fair value of either of the reporting units as a whole, due to the controlling interest that the Company holds with respect to each reporting unit. For these reasons, we have measured the fair value of each of the Company’s reporting units using 50% weightings of the fair values derived under an income approach (i.e., a discounted cash flow model) and market approaches.
Management acknowledges that while our valuation method includes the use of discounted cash flow models - that is, rather than quoted market prices - to measure the fair value of each the Company’s reporting units, our approach must still meet the overall fair value measurement objective outlined in ASC paragraph 350-20-35-22. This objective - to determine the price that would be received if each reporting unit were sold as a whole in an orderly transaction between market participants at the measurement date - required management to make estimates of revenue, margin, and cash flow projections that management believed to be consistent with the assumptions of a market participant.
In order to align our significant estimates, assumptions and judgments with the assumptions that we would expect a market participant to apply, we considered (1) the Company’s historical operating performance, (2) observations related to the performance of peer companies, (3) the underlying bases and data used to develop our forecasts, and (4) other available third-party and/or market information. In order to further understand how we concluded that our assumptions are consistent with the assumptions of a market participant, please refer to the following additional details and analyses regarding the forecasted financial information included in the discounted cash flow models prepared for each of our reporting units.
Government Solutions:
We note that the Government Solutions reporting unit represents a mature business with relatively consistent revenue and earnings growth year-over-year. As our revenue growth assumptions were consistent with the GS reporting unit’s recent historical performance and were normalized after three years, management believes that these assumptions would be consistent with those of a market participant.
In addition, we determined that our estimates of profit margins were reasonable by reviewing the historic EBITDA margins of a set of hypothetical market participants. In this regard, management notes that at the end of 2015,EBITDA margins for the hypothetical group of market participants ranged from a low of 6.5% to a high of 17.5%, with a median of 9.4%. [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*]
As a cross-check, to ensure that our cash flow projections used in the discounted cash flow model were reasonable, we also compared the indicated fair value from the market approaches that were applied in connection with Step 1 of our goodwill impairment assessment to the indicated value determined based upon our discounted cash flow model (i.e., under the income approach). We note that the indicated fair values of the GS reporting unit, as determined under each methodology, were within a reasonable range of each other. In this regard, management further notes that for purposes of the October 1, 2015 goodwill impairment test, the indicated fair value determined under the market approach actually exceeded the indicated fair value determined using the income approach.
Commercial Cyber Solutions:
Management notes that the CCS reporting unit represents a start-up technology business, with an expected period of investment (i.e., a ramp-up period) prior to achieving profitability. In this regard, management has determined that revenue and revenue growth, rather than profitability, are the most relevant quantitative metrics for assessment/evaluation of the CCS segment’s performance during this period of investment.
Management looked at historic financial statements of hypothetical market participants and used this data set as a reference point to see how the CCS reporting unit compared in terms of revenue growth and spending (development, sales & marketing etc.) relative to the performance of other noteworthy high growth companies in the industry, when those companies were approaching a similar inflection point - that point being adoption of their product offering. This analysis supported both management’s expectations of high growth in the early stages of the CCS reporting unit’s lifecycle and management’s anticipated spending needs.
Management further notes that for purpose of the October 1, 2015 goodwill impairment test, [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*].
With respect to the portion of your comment regarding the comparison of the CCS reporting unit’s operating margins to those of competitors, we note that the range of EBITDA margins for peer companies (i.e., the hypothetical group of market participants) at the end of 2015 ranged from a low of -63.3% to a high of 52.3%. Even if we considered our observations of the low and high EBITDA margins to be outliers, the range of EBITDA margins for the peer group would be -45.1% to 23.8%. As a result, these EBITDA margins do not provide a reasonable benchmark for our projections. Management believes that the large range of values observed is likely attributed to the different stages within the life cycle of each market participant. Therefore, we have resorted to an evaluation of our costs. Given that a substantial portion of the CCS reporting unit’s expenses are both controllable and are of a consistent nature with those of other market participants, we believe our operating margin assumptions are consistent with those of a market participant. In this regard, we have assumed a reasonable growth rate in the CCS reporting unit’s expenses (i.e., incremental costs) to align with expectations for future revenue growth.
As a cross-check, to ensure that our cash flow projections used in the discounted cash flow model were reasonable, we compared the indicated fair value from the market approach that was applied in connection with our Step 1 goodwill impairment test to the indicated value determined based upon our discounted cash flow model (i.e., under the income approach). We found the indicated values of the CCS reporting unit, as determined under each methodology, to be within a reasonable range of each other. In this regard, management further notes that for purposes of the October 1, 2015 goodwill impairment test, the indicated fair value determined under the market approach actually exceeded the indicated fair value determined using the income approach.
With regard to changes in the forecast in light of losses, management notes that the timing of the CCS reporting unit achieving profitability has been delayed, which can be attributed to the release of a new version of our product during the first quarter of 2015. However, expectations for the magnitude of future positive cash flows has not changed, as management has received positive feedback from both pilot and existing customers who (1) have indicated that the CCS reporting unit’s technology platform is viable and (2) continue to signal the same level of commitment to the Company’s product(s). In addition, management notes that during the third quarter of 2015, Hexis secured its first multimillion dollar contract with a U.S. Energy Company. Initial revenue from this contract was recognized in late 2015 and additional revenue will be realized in future years. Management believes that this contract further affirms the revenue opportunities for this reporting unit.
Periodically, management makes an assessment as to whether or not it needs to adjust its forecasts. Many factors are considered, including any changes to the future outlook of each reporting unit and comparisons of previous forecasts to actual results. Management also assesses whether or not there have been any events that would have an impact on its future results and adjusts its forecasts accordingly.
Analysis of events occurring subsequent to the Company’s October 1, 2015 goodwill impairment test:
As noted above, management has concluded that the company applied revenue and EBITDA assumptions consistent with those of a market participant in the CCS reporting unit’s discount cash flow model prepared in connection with the October 1, 2015 goodwill impairment test. However, management also redirects the Staff’s attention to the Company’s supplemental analysis of the management decisions, events and other potential indicators of goodwill impairment occurring subsequent to the Company’s October 1, 2015 annual goodwill impairment testing date - that is, as provided at the beginning of the Company’s response to Staff comment #2. In this regard, management notes that after giving consideration to additional factors and circumstances that arose after the Company’s fiscal year 2015 goodwill impairment testing date and, in certain cases, subsequent to the completion of the October 1, 2015 goodwill impairment test, the Company determined that the Company should perform an interim goodwill impairment test as of December 31, 2015. The factors that resulted in the December 31, 2015 goodwill impairment test included changes in the Company’s strategy related to the CCS reporting unit, as well as a conclusion that the Company may sell the reporting unit, or a portion of the reporting unit, if it received an attractive offer from an interested buyer. Management notes that while these factors did not impact the Company’s revenue and EBITDA projections included in the goodwill impairment analysis performed as of October 1, 2015, they did impact the Company’s goodwill impairment analysis performed as of December 31, 2015. In this regard, management notes that information gathered in connection with marketing the CCS reporting unit for a potential sale contributed to revised conclusions regarding the assumptions that a market participant may make in valuing the reporting unit. Please refer to the Company’s discussion of the December 31, 2015 goodwill impairment analysis for additional information regarding the fiscal year 2015 goodwill impairment charge ultimately recognized with respect to the goodwill balance carried at the CCS reporting unit.

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Explain the risk factors that you considered in determining a discount rate for the Commercial Cyber Solutions reporting unit. Tell us the discount rate used and explain how it compares with other market participants. Further explain if you included additional risk factors for transitioning into a commercial market, given you only has beta customers. Tell us if you have been successful in converting these beta customers in the commercial market with substantial success.

The following discussion summarizes the risk factors considered when (1) determining the discount rate that should be applied to the projected cash flows included in the discounted cash flow model prepared with respect to the CCS reporting unit and (2) assessing the need for a small company and/or company specific risk premium. Management notes that numerous factors influence the choice of an appropriate discount rate, including systematic (external) and unsystematic (internal) risks.
In general, external factors include:

1.	General economic conditions and outlook

2.	The nature of the business’s industry and market served

3.	The industry’s economic condition

4.	The perception of the market for similar investment opportunities

5.	Sources, cost and availability of capital
In general, internal factors include:

1.	The financial condition of the business

2.	The level and quality of its earnings

3.	The quality of management

4.	Accounting systems, methods and controls

5.	Growth expectations reflected in future operating forecasts

Specific qualitative risks considered in determining a discount rate for the CCS reporting unit included:

1.	Significant growth underlying Management’s forecasts;
Implementation of CCS reporting unit’s Hawkeye G product is in the early stages, and it is difficult to predict customer adoption, customer demand, the size and growth rate of the market, and the entry of other competitive products. While the company believes that market conditions (e.g., the amount of capital investment in start-up EDR service providers) suggests a positive outlook for the EDR segment of the cyber security market in which the CCS reporting unit operates, management considered the risks associated with operating in a developing market and implementing a new product when developing the discount rate that was applied to the projected cash flows of the CCS reporting unit. These risks contributed to the significance of the small company risk premium and company specific risk premium applied when estimating an appropriate discount rate related to the CCS reporting unit. The CCS reporting unit’s participation in a developing segment of the cyber security market, as well as management’s projections for high growth, also contributed to management’s overall discount rate conclusion (as later discussed).

2.	Risk that new products do not achieve market acceptance;
While the CCS reporting unit’s Hawkeye G product and service, which is expected to be a significant driver of the CCS reporting unit’s future growth, is currently offered to customers, the recent development and continuous enhancement of this product subjects the CCS reporting unit to greater risk of (1) defects, errors and vulnerabilities in the product and (2) negative publicity if the product fails to meet the performance expectations of the Company’s customers. In addition, management notes that the CCS reporting unit continues to enhance the Hawkeye G product based upon (i) feedback received from both paying and pilot customers and (ii) the Company’s internal desire and commitment to develop and deliver the best platform for its customers. These efforts have resulted (A) in extended trial periods and lower than expected conversion rates for pilot customers to-date, (B) delayed market penetration, and (C) delayed expectations for achieving profitability, as both pilot customers and anticipated new customers have historically postponed buying decisions as they have awaited the release of an enhanced version of the Hawkeye G product that incorporates their recommendations and fully meets their cyber security needs. For example, as management mentioned in response to the Staff’s inquiry above that requested additional information regarding the Company’s projected timing for achieving profitability, the CCS reporting unit released a new version of its Hawkeye G product in the first quarter of 2015. [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*]
Management specifically considered the additional risks associated with developing a new product, achieving market acceptance, and meeting expected growth rates - particularly, as these factors relate to the CCS reporting unit’s efforts to develop and market its Hawkeye G product - when determining the appropriate discount rate to apply to the projected cash flows included in the discounted cash flow model prepared with respect to the CCS reporting unit. While the Company fully expects to meet its long-term cash flow projections related to the CCS reporting unit, management’s recognition of the enhanced risks associated with developing and marketing a new product - that is, including market acceptance - contributed to the inclusion of a significant company specific risk premium when determining the discount rate applied to the projected cash flows of the CCS reporting unit. Furthermore, management’s acknowledgement of the delayed conversion of pilot customers, market penetration, and timeline to profitability (and the associated risks) were considered in the company specific risk premium included in the discount rate applied in connection with the Company’s October 1, 2015 goodwill impairment test.

3.	Constantly-evolving technology landscape requiring ability to predict, prepare for, and respond promptly to market developments and customer needs;

While EDR is a high-growth component of the overall cybersecurity market, as discussed in [*This information has been removed and will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice. The Company has delivered a complete unredacted copy of this response to its examiner at the Division of Corporation Finance.*], management acknowledges that this market segment is highly dependent upon developing and evolving technologies. Management further acknowledges that this high dependency on technology and the rapid changes in technology experienced by the EDR market pose additional risks to an EDR service provider, such as the Company’s CCS reporting unit. Management considered these risks when concluding that the Company should include a significant company specific risk premium in the computation of the discount rate applied to the projected cash flows of the CCS reporting unit.

4.	Current and expected general economic conditions;
Management acknowledges that while significant capital investment was observed with respect to the EDR market segment in 2015, general economic conditions may have slowed. In this regard, management notes that poor business conditions for end-customers could cause them to delay purchases of the Company’s products, which would represent an increased risk to the Company’s CCS reporting unit. Management believes that this risk is at least partially offset by (1) the significant risk that cyber security poses to companies/enterprises and (2) the continuous focus of the market on cyber security solutions and minimizing the impact of cyber security breaches. Management considered the risks of general economic conditions when determining an appropriate discount rate to apply to the projected cash flows of the CCS reporting unit. Management believes that these risks are effectively captured by/reflected in the market risk component of the discount rate and, ultimately, its overall discount rate conclusion.

5.	Competitiveness of the industry and competing products.
As previously noted, the EDR market segment, which is the market segment in which CCS operates, is highly dependent upon technology that may be subject to rapid changes. Furthermore, while EDR is a quickly growing segment of the cyber security industry, many companies already use certain existing cyber security solutions, such as endpoint protection platforms (EPP). While EDR can provide supplemental protection to EPP, management acknowledges that EDR functionality, similar to the Company’s products, could be incorporated into EPP and network infrastructure, impacting sales of the Company’s products. Management (1) acknowledges that each of the aforementioned factors related to the EDR technology and cyber security market impact the degree of competition for cyber security providers and (2) considered the associated risks when determining the discount rate applied to the projected cash flows of the CCS reporting unit. Management notes that the risks associated with the competitive landscape of the cyber security industry contributed to the significance of the small company risk premium and company specific risk premium applied when determining an appropriate discount rate.
Impairment Test Conducted as of October 1, 2015:
Management applied a discount rate of 30% to the CCS reporting unit’s projected cash flows when performing the October 1, 2015 goodwill impairment analysis. This discount rate included a risk free rate of 2.49%, a market risk premium of 7.0%, a beta of 1.15, and a small-company risk premium of 8.94%. In addition, management applied a company specific risk premium of 11% to capture company risk characteristics that may be greater than the typical risk characteristics of the companies upon which the equity risk premium and the size premium are based. More specifically, the company specific risk premium takes into consideration the start-up nature of the CCS business, the challenges the business may face with having its product gain acceptance in the commercial market, and the other qualitative factors previously discussed.
Management estimated a cost of debt of 7% based upon the cost of debt previously estimated as part of a synthetic credit rating analysis that was performed in conjunction with a recent convertible notes issuance. In this regard, the cost of debt is typically included in the estimation of the WACC. However, management notes that the assumed capital structure used for purposes of estimating the WACC of the CCS reporting unit was based on the median capital structure of companies comparable to this reporting Unit, which is 100% equity.

The assumption of a 100% equity structure is reflective of the start-up nature of the business, noting that start-up companies are more likely to obtain higher cost equity financing than debt financing.
As previously mentioned, management estimated a WACC and discount rate of 30%, which was determined based upon the assumptions documented above. Management concluded that the discount rate of 30% appropriately captured the underlying risks (1) specific to the reporting unit (e.g., significance of expected growth rates, the introduction of a new product, entrance into a new market, and market acceptance) and (2) specific to the market (e.g., technology dependency, competitiveness, and susceptibility to change). In this regard, management notes that the applied discount rate of 30% significantly exceeded both the average and median weighted average cost of capital of other potential market participants, which were 12.8% and 11.1%, respectively, for 2015. Much of this variance is attributable to the company specific risk premium that management applied to account for (1) additional risks associated with this start-up business attempting to gain traction in the commercial market and (2) any delays or challenges encountered with respect to converting pilot customers to revenue generating customers while the Company continues to enhance its product (i.e., similar to what occurred as the market waited for the Company’s 2015 release of an enhanced product). Finally, management notes that the estimated fair value determined pursuant to the Company’s Step 1 goodwill impairment analysis for the CCS reporting unit included a cushion/headroom relative to the carrying value of the reporting unit on October 1, 2015 - that is, despite the application of a significant discount rate in the discounted cash flow model.
In connection with this response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions, please contact me at (443) 733-1600.
Sincerely,

/s/ Philip Luci, Jr.
Philip Luci, Jr.
General Counsel